UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40101

BRIACELL THERAPEUTICS CORP.

(Translation of registrant’s name into English)

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BRIACELL THERAPEUTICS CORP.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Statements for the Three and Six Months Ended January 31, 2022
99.2	Management’s Discussion and Analysis for the Three and Six Month Period Ended January 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BriaCell Therapeutics Corp.

Date: March 15, 2022	By:	/s/ William V. Williams
	Name:	William V. Williams
	Title:	Chief Executive Officer